Exhibit 11

                      APA OPTICS, Inc.


                  Statement RE: Computation
                    of Per Share Earnings

                                                     Three
    months ended                         Six months ended

September 30                                  September 30

1996                  1995                      1996
1995
Average common
   shares outstanding                            8,160,736
7,583,161              8,081,197           7,482,477

Dilutive stock options
  and warrants (A)
0                  40,678                           0
0

Total
8,160,736             7,623,839              8,081,197
7,482,477

Net income (loss)                                  $
(6,763)            $  14,795              $  (70,280)
$  (1,692)

Per share amount
$(.00)                    $.00                      $(.01)
$(.00)

(A) Calculated using the "treasury stock" method.